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Exhibit 12.1

QWEST CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN MILLIONS)

	Nine Months Ended September 30,		Years Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
Income from continuing operations before income taxes and cumulative effect of change in accounting principle effect	$1,274	$1,420	$1,758	$2,435	$2,833	$2,203	$2,831
Add fixed charges	490	478	642	633	588	588	443
Add amortization of capitalized interest	10	10	13	14	15	12	12
Less interest capitalized	(8)	(10)	(12)	(23)	(44)	(49)	(27)
Earnings available for fixed charges	1,766	1,898	2,401	3,059	3,392	2,754	3,259
Interest expense, including amortization of premiums, discounts and debt issuance costs	439	424	573	541	465	458	359
Interest capitalized	8	10	12	23	44	49	27
Interest factor on rentals	43	44	57	69	79	81	57
Fixed charges	$490	$478	$642	$633	$588	$588	$443
Ratio of earnings to fixed charges	3.6	4.0	3.7	4.8	5.8	4.7	7.4

        Until May 1, 2004, Qwest Corporation provided wireless services through its wholly owned subsidiary, Qwest Wireless LLC ("Qwest Wireless"). On May 1, 2004, we transferred ownership of Qwest Wireless to an affiliate. As a consequence, we no longer have wireless operations, and the results of operations and the financial position of Qwest Wireless have been reclassified in our consolidated financial statements to be included in discontinued operations. Amounts shown in this schedule have also been revised to conform to the current presentation of our consolidated financial statements.

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QWEST CORPORATION CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES (DOLLARS IN MILLIONS)